

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 2, 2009

Mr. John R. Van Kirk
Chief Financial Officer
North European Oil Royalty Trust
Suite 19A, 43 West Front Street
Red Bank, NJ 07701

      Re: North European Oil Royalty Trust
                    Form 10-K for the Fiscal Year Ended October 31, 2008
                    Filed December 30, 2008
                    File No. 1-08245

Dear Mr. Van Kirk:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  H. Roger Schwall
                  Assistant Director